425 MARKET STREET	MORRISON & FOERSTER LLP
SAN FRANCISCO
CALIFORNIA 94105-2482	NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
TELEPHONE: 415.268.7000	SAN DIEGO, WASHINGTON, D.C.
FACSIMILE: 415.268.7522
NORTHERN VIRGINIA,
WWW.MOFO.COM	ORANGE COUNTY, DENVER
SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BEIJING,
SHANGHAI, HONG KONG,
SINGAPORE, BRUSSELS

Writer’s Direct Contact
April 30, 2007	415.268.6966
AThorpe@mofo.com

Jennifer Hardy, Esq.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549

Re:	JMP Group Inc.
Amendment No. 2 to Registration Statement on Form S-1 filed April 19, 2007
File No. 333-140689

Dear Ms. Hardy:

We enclose herewith responses to the comments raised by the Staff in its comment letter dated April 25, 2007. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

JMP Group LLC Consolidated Financial Statements for the Fiscal Year Ended December 31, 2006.

2.	Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

1.	We note your revised disclosure on page F-9 in response to comment 21 in our letter dated April 10, 2007. In your revised disclosure, you describe the three ways in which you generate research revenue. After such descriptions, you state, “[t]he revenue is recorded at that time.” Based on the disclosure, it is unclear what you mean by “at that time.” Please revise your disclosure to clarify the timing of revenue recognition for each of the three types of arrangements.

Jennifer Hardy, Esq.

April 30, 2007

In response to the Staff’s comment, the Company will include disclosure on page F-9 to clarify the timing of revenue recognition for each of the three types of research arrangements that generate revenue for the Company.

5.	Securities and Other Investments, page F-15

2.	We note your response to comments 22 and 23 in our letter dated April 10, 2007, including the revised disclosures on pages F-16 and F-17. Regarding your investments in the funds you manage, as detailed on page F-17, please tell us whether you or one of your wholly-owned subsidiaries hold the investments. If it is one of your wholly-owned subsidiaries, please tell us which subsidiary. If you or a subsidiary other than your registered broker-dealer subsidiary holds the investments, please tell us how you determined that fair value accounting under the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities is appropriate, citing the appropriate authoritative literature. In this regard, please refer to the Applicability paragraph in the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities, APB 18, SOP 78-9 and EITF Topic D-46. If your registered broker-dealer subsidiary holds the investments, please tell us how you determined it was appropriate to recognize the purchases and sales of these investments as an investing activity. Refer to paragraph 4-10 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

The Company advises the Staff that its investments in the private investment funds are held through JMP Asset Management LLC, which is not a registered broker-dealer. The Company recognizes that the Applicability paragraph in the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities (the “Broker-Dealer Guide”) indicates that the Broker-Dealer Guide applies to entities that are broker-dealers in securities. The Company believes that, even though there appears to be no authoritative permissive accounting guidance on the matter, it is a long standing, widely accepted industry practice for investment banking firms to apply the principles of the Broker-Dealer Guide at the consolidated level to broker-dealer activities carried out by subsidiaries that are not registered broker-dealers. In particular, it appears to be industry practice for investment banking firms to apply the Broker-Dealer Guide to account for investments in private investment funds held by asset management subsidiaries that are not registered broker-dealers under the fair value method of accounting.

However, due to the lack of authoritative accounting guidance and in response to the Staff’s comment, the Company has applied the equity method of accounting to its investment partnership interests held by JMP Asset Management in a manner that satisfies the requirements of APB 18. Pages 69, F-9, F-11 and F-16 of

Jennifer Hardy, Esq.

April 30, 2007

the Registration Statement will be revised to indicate that the Company has applied the equity method of accounting for its investments in private investment funds that are held by its asset management subsidiary.

The equity method of accounting for the investment partnership interests held by JMP Asset Management is substantially similar to fair value accounting for these investments because the Company’s investments in the funds are reported at fair value pursuant to the AICPA Audit and Accounting Guide: Investment Companies. Thus, the carrying value of the investments and the Company’s net income are not affected by equity method of accounting. In addition, the Company has considered the disclosures required by APB 18 and believes that it has satisfied the requirements of APB 18. The earnings attributable to the Company’s investments in its funds are not significant (ranging from approximately 0.5% to 3.0% of revenues for the periods presented) and are included in “principal transactions” on the consolidated statements of income.

Finally, the Company notes that SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities was recently adopted. SFAS No. 159 will allow the Company to elect to apply fair value accounting to investments which are treated as equity method investments. Accordingly, the Company will be able to elect a fair value accounting treatment under SFAS No. 159, which will result in accounting consistent with that which the investment banking industry has historically applied.

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We appreciate your time and attention to this amendment, as well as to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-268-6966 or Bruce Alan Mann at 415-268-7584.

Sincerely,

/s/ Andrew D. Thorpe, Esq.